January 21, 2014	VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Austin Stephenson

Re:	Flexion Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-193233

Dear Mr. Riedler:

On behalf of our client, Flexion Therapeutics, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 30, 2013 (the “Comment Letter”), relating to the Company’s confidential draft registration statement on Form S-1 confidentially submitted to the Commission on August 2, 2013, which was subsequently amended and filed with the Commission on January 8, 2014 (the “Registration Statement”). In this letter, we are responding only to comment number 16 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for myself, the responsible representative, is c/o Cooley LLP, 4401 Eastgate Mall, San Diego, California 92121-1909, telephone number (858) 550-6034.

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Flexion Therapeutics, Inc. in connection with
January 21, 2014	Registration Statement on Form S-1
Page 2 of 7	(File No. 333-193233)

Staff Comments and Company Responses

Valuation of Common Stock

16.	Please note the following once your IPO price has been determined:

•	Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

•	Confirm that no additional equity issuances were made subsequent to the latest balance sheet or provide additional disclosure in that regard.

•	We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

Response: We respectfully advise the Staff that on January 20, 2014, the Company, after considering available information, including current market conditions, and after discussions with its underwriters and board of directors, determined that the estimated offering price to be included on the cover of the Company’s preliminary prospectus would be in the range of approximately $[***] to $[***] per share (or $[***] to $[***] per share after giving effect to an anticipated one-for-8.13 reverse stock split). Prior to January 20, 2014, the underwriters had not provided the Company with any formal valuation of the Company or related price range. The Company also confirms to the Staff that no additional equity issuances have been made subsequent to the latest balance sheet date included in the Registration Statement.

As described in the Registration Statement, historically the fair value of the Company’s common stock for purposes of setting the exercise price of stock option grants has been determined on each grant date by the Company’s board of directors, with input from management, and after considering the most recently available contemporaneous third-party valuation of the Company’s common stock and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant at such time. The independent third-party valuations used methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, as more fully described in the Registration Statement. Prior to December 31, 2012, the third-party valuations assessed the fair value of the Company’s common stock based upon the option-pricing method, or OPM. In late 2012, the Company determined that an initial public offering (“IPO”) or other near-term liquidity event was possible, though not expected, and the third-party valuations conducted as of December 31, 2012 and after used a hybrid of the OPM and the probability-weighted expected return method, or PWERM. In the PWERM portion of the analysis, the expected value and probabilities of an IPO, sale of the Company and longer-term liquidity event were evaluated.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Flexion Therapeutics, Inc. in connection with
January 21, 2014	Registration Statement on Form S-1
Page 3 of 7	(File No. 333-193233)

The following table lists stock options granted by the Company during the period from January 1, 2012 through the date of this letter, in reliance on the various objective and subjective factors and the valuation analyses described above:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options(1)		Fair Value of Common Stock on Date of Option Grant
May 10, 2012 (non-employee award)	75,000	$0.31		$0.31
May 10, 2012	15,000	$0.31		$0.31
August 29, 2012	1,035,500	$0.31		$0.31
August 29, 2012	2,154,000	$0.31		$0.31
April 25, 2013	540,000	$0.81		$0.81
May 20, 2013	1,100,000	$0.97	(2)	$0.97

(1)	The Per Share Exercise Price of Options represents the determination by the Company’s board of directors of the market value of the Company’s common stock on the date of grant, as determined taking into account the most recently available valuation of common stock as well as additional factors, which may have changed since the date of the most recent contemporaneous valuation through the date of grant.
(2)	The stock option was originally granted with an exercise price of $0.81 per share and was subsequently amended to increase the exercise price to $0.97 per share.

With a view towards addressing the Staff’s request that the Company provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of the Company’s recent equity issuances, the following table sets forth information regarding the per-share valuation results contained in the two most recent third-party valuation reports (i.e., the valuations that were probability-weighted for an IPO and relied in part on the PWERM):

Valuation Date	IPO Price Per Share Per Third-Party Valuation(1)	IPO Price Per Share as a % of the Mid-Point of Estimated Offering Price Range(2)	Present Value Discount Factor(3)	IPO Probability Assigned for Valuation Purposes	Discount for Lack of Market- ability(4)	Fair Value Per Share Determined by Valuation Specialist
12/31/12	$0.91	[***]%	30%	40%	15%	$0.81
5/20/13	$1.10	[***]%	28%	55%	13%	$0.97

(1)	Represents the indicated fair value per share in an IPO scenario, after applying the indicated present value discount factor (see footnote 3 below).
(2)	As a percent of $[***], the mid-point of the estimated offering price range determined by the Company in January 2014.
(3)	Discount factor assumed in the third-party valuation to reflect the estimated remaining time to the completion of an initial public offering.
(4)	Discount factor assumed in the third-party valuation to reflect the lack of access to an active public market for the Company’s common stock.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Flexion Therapeutics, Inc. in connection with
January 21, 2014	Registration Statement on Form S-1
Page 4 of 7	(File No. 333-193233)

The fair value per share associated with the IPO scenario contained in the third-party valuation reports increased between the two dates shown in the table above primarily due to (i) the increasing probability of the completion of an IPO in the near term and (ii) a lower present value discount applied to the IPO scenario, driven by successive reductions in the estimated remaining time to the completion of an initial public offering. On May 16, 2013, after the December 31, 2012 valuation date and just prior to the May 20, 2013 valuation date, the Company commenced preliminary discussions with investment bankers and its legal counsel about the possibility of preparing for an IPO. Thus, while an IPO had become more likely as of May 20, 2013, the Company was at that point still in the preliminary phases of the IPO process, and had limited insight into how its business and the public equity markets would change prior to being in a position to complete an IPO. Subsequent to May 20, 2013, the Company made substantial progress towards completing an IPO, including confidentially submitting a draft registration statement to the Commission on August 2, 2013, subsequently amending the draft registration statement in response to comments from the Commission, filing the Registration Statement on January 8, 2014, and otherwise completing preparations to market and close an IPO.

As demonstrated in the table above, the prices per share of the Company’s common stock in the assumed IPO scenario that were used as part of the analysis to determine the exercise prices of stock options granted from December 31, 2012 through May 20, 2013 are between [***]% and [***]% of the mid-point of the proposed IPO price range. The Company therefore believes that even with the benefit of hindsight and its recent discussions with the underwriters regarding valuation in the IPO, the valuation in the IPO scenario for purposes of its stock option grants was reasonable. Furthermore, for the reasons discussed in the Registration Statement and above regarding the nascent status of the Company’s IPO process as of May 20, 2013 and the substantial progress after that date, the Company believes that the probability weighting assigned to the IPO scenario in the December 31, 2012 and May 20, 2013 valuations was also reasonable and, combined with the discounts for lack of liquidity, justify the modest difference between the assumed IPO scenario values and the ultimate price per share determined by the third-party valuation reports through the hybrid OPM and PWERM analysis.

Apart from the Company’s progress in achieving an IPO, there have been numerous other events and factors since the May 20, 2013 valuation date, that justify the discount in the May 20, 2013 and prior valuations, compared to the estimated offering price range. These events and factors include the following:

•

In late June 2013, the Company learned the results of its Phase 2b dose-ranging clinical trial of its lead product candidate, FX006. This was also the first dose-ranging human clinical study to compare FX006 to an approved injectable dose of a commonly prescribed steroid. In the trial, FX006 demonstrated clinically meaningful and significantly better pain relief compared to the current injectable standard of care treatment. The Company believes the Phase 2b trial was a

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Flexion Therapeutics, Inc. in connection with
January 21, 2014	Registration Statement on Form S-1
Page 5 of 7	(File No. 333-193233)

substantial step forward in the clinical development of FX006 and in validating the Company’s belief that FX006 has the potential to become the front line intra-articular therapy of choice for osteoarthritis pain.

•	In late September 2013, the Company had a meeting with the U.S. Food and Drug Administration (FDA), which provided further clarity regarding the Company’s development plan for FX006.

•	After announcing the results of the Phase 2b trial, the Company was invited to give an oral presentation of the results at the American College of Rheumatology Annual Scientific Meeting, a prestigious scientific conference in the Company’s industry, on October 29, 2013. Following the meeting, the Company received positive feedback from many physicians and other key opinion leaders regarding the results of the trial as well as the potential of FX006 to be a significant treatment option for patients.

•	In December 2013, the Company initiated, and has since substantially completed enrollment in, a synovial fluid pharmacokinetic clinical trial of FX006 to measure the time that FX006 remains in the joint. This trial will inform the Company on the dosing regimen for a planned repeat dose safety clinical trial to assess when repeat dosing of FX006 can be safely administered.

•	Since May 2013, the equity capital markets have been particularly receptive to IPOs conducted by biopharmaceutical companies, with numerous companies successfully pricing their IPOs and subsequently conducting follow-on offerings at valuations well above the IPO price. During this period, the major healthcare indices have increased significantly and have largely out-paced the S&P500 as well as the Dow Jones Industrial Average. For example, since May 2013, the Nasdaq Biotechnology Index has increased 37.8%, compared to the S&P500, which increased 10.4%, and the Dow Jones Industrial Average, which increased 7.3%.

The Company believes that each of the events and factors described above, most notably the positive results from the FX006 Phase 2b clinical trial, enhanced the Company’s value since May 20, 2013, and justify the estimated offering price range in relation to the exercise prices of the Company’s prior stock option grants.

In its next amendment to the Registration Statement, and consistent with the above analysis, the Company proposes to include the following disclosure regarding the difference between the estimated offering price and the exercise prices of its most recent stock option grants. Please note that the numbers below have not been adjusted to reflect the Company’s anticipated reverse stock split.

“In January 2014, in consultation with the underwriters, we determined the price range set forth on the cover page of this prospectus. We note that, as is typical in initial public offerings,

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Flexion Therapeutics, Inc. in connection with
January 21, 2014	Registration Statement on Form S-1
Page 6 of 7	(File No. 333-193233)

the price range for this offering was not derived using a formal determination of fair value, but was determined primarily by negotiation between us and the underwriters. Among the factors that were considered in setting the price range for this offering were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in our industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for biopharmaceutical companies such as us; and

•	an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

The mid-point of the price range set forth on the cover page of this prospectus is $[***] per share, as compared to the $0.97 per share fair value we determined for financial accounting purposes with respect to the stock option grants made on May 20, 2013. We believe that the difference in value reflected between the fair value of our common stock as of May 20, 2013 and the mid-point of the estimated price range of this offering is primarily the result of the following subsequent events and circumstances: (i) our receipt in late June 2013 of the positive results from our completed Phase 2b dose-ranging clinical trial of FX006, (ii) our subsequent meetings with the FDA regarding the further development of FX006, (iii) our continued progress in advancing development of FX006, (iv) the fact that the initial public offering price is based only upon a scenario in which we complete this offering and is not probability weighted, in contrast to our prior valuations of common stock, which had to consider multiple potential outcomes, some of which would have resulted in a lower value of our common stock than an initial public offering, (v) the fact that the initial public offering price excludes any discount for lack of marketability of our common stock, which was appropriately taken into account in our board of directors’ determination of the fair value of our common stock in May 2013, (vi) the current state of the equity capital markets and the terms upon which other initial public offerings in our industry have been completed, and (vii) the fact that the completion of this offering would eliminate the current liquidation preference of our convertible preferred stock over our common stock, as well as create liquidity for our common stock.

Based on an assumed initial public offering price of $[***] per share (the mid-point of the price range set forth on the cover page of this prospectus), the aggregate intrinsic value of stock options outstanding as of September 30, 2013 was $[***] million, of which $[***] million related to vested options and $[***] million related to unvested options.”

***

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6034.

Sincerely,

Cooley LLP

/s/ Sean M. Clayton

Sean M. Clayton, Esq.

cc:	Michael D. Clayman, Flexion Therapeutics, Inc.
Frederick W. Driscoll, Flexion Therapeutics, Inc.
Thomas A. Coll, Esq., Cooley LLP
Marc Recht, Esq., Cooley LLP
Mitchell Bloom, Esq., Goodwin Procter LLP
Edward King, Esq., Goodwin Procter LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM